Exhibit 8

  List of all subsidiaries

1.	IncrediMail Inc., a Delaware corporation

2.	Perion Interactive Ltd., an Israeli corporation (under voluntary liquidation)

3.	Smilebox Inc., a Washington corporation

4.	SweetIM Ltd., a Belize company

5.	SweetIM Technologies Ltd., an Israeli company